Patagonia Gold to Commence Drilling at its Tornado and
Huracán Gold/Silver Properties, Santa Cruz, Argentina

January 28, 2021 Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”), (PGDC.TSXV) is pleased to announce a new drill program at its wholly-owned Tornado and Huracán gold/silver properties (the “Properties”) in the province of Santa Cruz, Argentina.  The Properties are located approximately 60 km to the SSE of the community of Perito Moreno in the northwest portion of the province. Together, the two blocks of concessions total 7,900 hectares in size and are situated between the multi-million ounce producing San Jose/Huevos Verdes and Cerro Negro mines operated by Hochschild Mining plc / McEwen Mining Inc. and Newmont Corporation, respectively (please see map herein).

The Company obtained the properties in 2019 through an application submitted to the Provincial Mining Department. The Properties are 100% owned by the Company and have no royalty obligations other than the Provincial royalties.  Historically there has been very little exploration work completed at the Properties, with large parts covered with post mineral rocks and sediments.  Geologic trends recognized at Tornado and Huracán are parallel to, and may be extensions of, those reported at the neighboring mines.  A total of 3,500 meters of reverse circulation drilling is planned for the initial phase of drilling along with geologic mapping and sampling.  The planned drilling will be focused on geologic features and trends recognized and projected into the Properties.

Christopher van Tienhoven, Chief Executive Officer of Patagonia, commented, “We are excited to commence exploration on our large, Tornado and Huracán properties.  The two, adjacent Company concessions are in the highly prospective Deseado Massif, which hosts numerous precious metal deposits like those of the San Jose and Cerro Negro mines.”

The Company expects to commence drilling of up to 3,500 meters of reverse circulation in Q1 2021 with a budget of up to US$1.5 million for drilling, assaying and related work.

Qualified Person’s Statement
Donald J. Birak, an independent geologist and Registered Member of SME and Fellow of AusIMM and the qualified person as defined by National Instrument 43-101, has approved the scientific and technical content of this press release.

QA/QC
Analytical work on samples from the Company’s new Property exploration will be conducted by independent, ISO-certified commercial laboratories and validated by the Company’s normal QA/QC protocols.

Location of Patagonia Gold’s Tornado and Huracán Properties, Santa Cruz, AR

About Patagonia Gold

Patagonia Gold Corp. is a mining and development company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap Oeste underground project.  Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 365 properties in several provinces of Argentina and Chile and is one of the largest landholders in the Province of Santa Cruz, Argentina.

For more information, please contact:

Dean Stuart
T: 403 617 7609
E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer
Patagonia Gold Corp
E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to the drill program at the Properties, and the Company’s future plans and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.